Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter 2018 Results

Pembina reports strong third quarter results with record volumes and a tripling of earnings over the prior year.

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Nov. 1, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2018.

Operational and Financial Overview

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	(unaudited)		(unaudited)
	2018	2017(1)	2018	2017(1)
Revenue	2,045	1,045	5,827	3,684
Net revenue(2)	742	536	2,130	1,529
Share of profit from equity accounted investees(3)	110	—	282	—
Gross profit	585	274	1,664	919
Earnings	334	111	910	438
Earnings per common share – basic (dollars)(4)	0.60	0.23	1.62	0.95
Cash flow from operating activities	481	302	1,582	990
Cash flow from operating activities per common share – basic (dollars)(2)	0.95	0.75	3.14	2.47
Adjusted cash flow from operating activities(2)	523	314	1,611	897
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.03	0.78	3.20	2.24
Common share dividends declared	288	205	842	601
Dividends per common share (dollars)	0.57	0.51	1.67	1.5
Preferred share dividends declared	30	19	91	57
Capital expenditures	291	341	870	1,525
Proportionately Consolidated Financial Overview(2)(5)
Total volumes (mboe/d)(6)	3,465	2,514	3,378	2,391
Operating margin(2)	810	413	2,354	1,173
Adjusted EBITDA(2)	732	369	2,120	1,023

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(2)	Refer to "Non-GAAP Measures".
(3)	Includes Investments in Equity Accounted Investees - Alliance, Aux Sable, Ruby, Veresen Midstream, CKPC, Grand Valley and Fort Corp. See "Unaudited Supplementary Information" for definitions of equity accounted investees.
(4)	Earnings per share - basic is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends.
(5)	See "Unaudited Supplementary Information".
(6)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	(unaudited)						(unaudited)
	2018			2017 (1)			2018			2017 (1)
($ millions)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)
Pipelines Division	2,593	338	469	1,840	166	213	2,517	954	1,336	1,726	428	553
Facilities Division	872	149	223	674	103	143	861	419	661	665	293	410
Marketing & New Ventures Division(4)	—	91	111	—	3	55	—	281	347	—	191	203
Corporate	—	7	7	—	2	2	—	10	10	—	7	7
Total	3,465	585	810	2,514	274	413	3,378	1,664	2,354	2,391	919	1,173

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15 (see disclosure under "Changes in Reporting" in the third quarter 2018 MD&A).
(2)	Pipelines and Facilities Divisions are revenue volumes which are physical plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.
(3)	Refer to "Non-GAAP Measures".
(4)	Marketed NGL volumes are excluded from Total Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in the third quarter 2018 MD&A for further information.

Financial Highlights

Pembina achieved another strong quarter with increasing volumes leading to robust earnings and Adjusted EBITDA.  These results were largely driven by a $10 billion increase in assets year-over-year from the acquisition of Veresen Inc. ("Veresen") in 2017 ("Veresen Acquisition"), new assets placed into service following a large-scale capital program driving growing revenue volumes, widening NGL frac spreads and volatility across the crude oil complex.  These factors contributed to:

  Third quarter and year-to-date earnings of $334 million and $910 million, a 201 percent and 108 percent increase, respectively, over the same periods in 2017;
  Cash flow from operating activities of $481 million for the third quarter and $1.6 billion year-to-date in 2018, increases of 59 percent and 60 percent, respectively, over the same periods in 2017. Adjusted cash flow from operating activities increased by 67 percent and 80 percent to $523 million and $1.6 billion in the third quarter and year-to-date 2018, respectively, compared to the same periods in 2017;
  On a per share (basic) basis, cash flow from operating activities for the third quarter and year-to-date in 2018 both increased 27 percent compared to the same periods in the prior year. On a per share (basic) basis, adjusted cash flow from operating activities for the third quarter increased 32 percent and 43 percent year-to-date compared to the same periods of the prior year;
  Record third quarter and year-to-date operating margin of $810 million and $2.4 billion, 96 percent and 101 percent higher, respectively, than the same periods of the prior year; and
  Record third quarter and year-to-date Adjusted EBITDA of $732 million and $2.1 billion, representing 98 percent and 107 percent increases, respectively, over the same periods in 2017.

Operational Highlights

  The Competition Bureau announced on September 26, 2018, that they will not challenge the acquisition of Alberta Ethane Gathering System ("AEGS") through the Veresen Acquisition by Pembina;
  Pembina achieved record total volumes on a quarterly basis of 3,465 mboe/d and 3,378 mboe/d year-to-date, 38 percent and 41 percent increases, respectively, over the prior year;
  Realized record Pipeline Division revenue volumes during the third quarter of 2,593 mboe/d and year-to-date of 2,517 mboe/d, representing 41 percent and 46 percent increases, respectively, compared to the same periods of 2017. Higher revenue volumes were the result of system expansions on Pembina's Peace and northeast B.C. pipeline systems, in addition to the fourth quarter 2017 Veresen Acquisition which included AEGS, and equity investments in Alliance and Ruby. The acquired assets accounted for an increase of 532 mboe/d revenue volumes (net to Pembina) in the third quarter of 2018 and 531 mboe/d on a year-to-date basis;
  Facilities Division generated record revenue volumes of 872 mboe/d in the third quarter and 861 mboe/d year-to-date in 2018, both increased 29 percent compared to the same periods of 2017. Increased revenue volumes were a result of the Redwater Fractionation Site III ("RFS III") being placed into service on June 30, 2017. Revenue volumes were also driven by the startup of the Duvernay I gas plant, the acquisition of Veresen Midstream Limited Partnership ("Veresen Midstream") in the fourth quarter of 2017, and increased take-or-pay commitments and additional physical volumes; and
  Marketing & New Ventures Division realized strong third quarter performance, increasing marketed NGL sales volumes by 50 percent to 160 mboe/d over the comparable period in 2017 and generating quarterly operating margin of $111 million, a 102 percent increase over the comparable period in 2017. Strong results in the marketing business were driven by higher margins on commodity sales, and the acquisition of an ownership interest in Aux Sable U.S. and Aux Sable Canada ("Aux Sable"), which contributed 37 mboe/d and $38 million in the third quarter and 40 mboe/d and $93 million year-to-date. Aux Sable was acquired in the fourth quarter of 2017, benefiting Pembina in 2018 with access to US markets which offer relatively strong propane plus margins and a wide Chicago-AECO differential.

Executive Overview

Pembina's strategy and business model continue to prove out as once again we have achieved strong financial results.  Resiliency in our business comes from a combination of serving long-lived, economic hydrocarbons and ensuring strong commercial frameworks.  As well, the Company is realizing the strategic benefits of our marketing business which continues to experience solid results in the current environment.

The prospects for future growth, both within the base business and further extensions of our value chain, remain robust.  "We are as rich in growth opportunities as we have ever been, which is a testament to both our customers and the underlying attractiveness of the WCSB," stated Mick Dilger, Pembina's President and Chief Executive Officer.

As previously announced, Pembina was pleased this quarter to update its 2018 Adjusted EBITDA guidance range to $2.75 to $2.85 billion, up from $2.65 to $2.75 billion. "Pembina's base business is performing extremely well. We are seeing increased throughput on our conventional pipelines and fractionators, strong results from the assets acquired previously from Veresen and higher marketing revenues due to strong NGL frac spreads and oil price volatility," said Scott Burrows, Senior Vice President and Chief Financial Officer.

Pembina's strategy of accessing global markets also continues to unfold. Early construction work is underway at the Company's Prince Rupert LPG Export Terminal; we received a United States Federal Energy Regulatory Commission ("FERC") Notice of Schedule and based on that notice, we anticipate a final FERC decision on the proposed Jordan Cove LNG project ("Jordan Cove") in November of 2019; and we have made substantial progress on the proposed propane dehydrogenation plant and polypropylene upgrading facility ("PDH/PP facility"), with front end engineering design ("FEED") activities completed and a final investment decision expected by year end.

Mr. Dilger concluded, "We are operating a strong and growing base business while extending our value chain by pursuing three exciting projects to access global markets, and we are doing so within our financial guardrails. Our strong business performance has contributed to setting new operational and financial records in each quarter this year, and our future opportunities are numerous and exciting," concluded Mr. Dilger.

New Developments and Growth Projects Update

New Infrastructure Announcement

  As announced today, Pembina is undertaking development of new pipeline and processing infrastructure totaling approximately $1.3 billion. Further information on this announcement is contained in the news release available on Pembina's website.

Pipelines Division

  Pembina is continuing to progress the Phase IV and Phase V expansions of its Peace Pipeline system. These projects are tracking on budget and on schedule and are expected to be placed into service in December 2018;
  Pembina continues to progress its Phase VI Peace Pipeline expansion ("Phase VI") which includes: upgrades at Gordondale, Alberta; a new 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. This project is trending over budget and on schedule, with an anticipated in-service date in the second half of 2019, subject to environmental and regulatory approvals;
  As previously announced in the quarter, the Company will be developing, in the Wapiti region, a new 12-inch condensate lateral which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace pipeline. Subject to regulatory and environmental approvals, this lateral is expected to be in-service in the second half of 2019, aligning with the Phase VI expansion;
  In addition, Pembina previously announced agreements to construct new infrastructure ("NEBC Montney Infrastructure") in proximity to the Company's Birch Terminal. This new infrastructure will include an area production connection to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications. This new infrastructure is anticipated to be in-service in the second quarter of 2019; and
  Effective October 2, 2018, Pembina assumed control of the operation and administration of AEGS.

Facilities Division

  As previously announced, Pembina will construct new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. Detailed engineering is on track and all major equipment purchases have been made. These facilities have an anticipated in-service date of late 2020, subject to environmental and regulatory approvals;
  The Company continues to advance the construction of a one million barrel ethane storage facility located near Burstall, Saskatchewan for a total expected capital cost of approximately $190 million. Construction is nearing completion and the project is tracking on schedule with the expected in-service date of December 2018;
  Pembina is continuing the development of its liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater fractionation complex. Detailed engineering is ongoing and early construction work continues. The Prince Rupert Terminal is anticipated to have a total capital cost of $250 million and will be in service in mid-2020, subject to regulatory and environmental approvals; and
  Pembina continues to progress construction of its 100 MMcf/d sweet gas, shallow cut processing facility, 30 mbpd condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under pinned by 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. Construction has commenced and the project is expected to be in-service mid-to-late 2019.

Marketing & New Ventures Division

  Canada Kuwait Petrochemical Company ("CKPC") continues to progress the proposed PDH/PP facility. FEED activities have been completed, the results are being evaluated and a final investment decision is anticipated by year end. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture owners of CKPC; and
  Pembina continues to progress its proposed Jordan Cove LNG project that will transport natural gas from the Malin Hub in southern Oregon to an export terminal. In September 2017, the Company filed applications with FERC for the construction and operation of Jordan Cove. The Company received a FERC Notice of Schedule during the third quarter and based on that notice, currently anticipates a final FERC decision on Jordan Cove in November of 2019. Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals, a positive final investment decision and other requirements.

Financing

  On November 1, 2018, Pembina announced that it does not intend to exercise its right to redeem the currently outstanding 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 ("Series 1 Shares") on December 1, 2018 (the "Conversion Date"). For more information on the terms of, and risks associated with an investment in, the Series 1 Shares and the Series 2 Shares, please see the prospectus supplement dated July 19, 2013 filed on SEDAR at www.sedar.com and the news release dated November 1, 2018.

Changes in Reporting

Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization"). Accordingly, the Company's financial reporting format has changed to better align with the new structure.

Pembina also retrospectively adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), effective January 1, 2018. While this change is not expected to have a material impact on annual revenue recognition, it has resulted in a change in timing for quarterly revenue recognition.

For the third quarter, $37 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $60 million related to take-or-pay deferral was recognized during the period.

For the nine months ending September 30, 2018, $107 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $112 million related to take-or-pay deferral was recognized during the period, and the outstanding deferral as at September 30, 2018 was $3 million.

Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the retrospective adoption of IFRS 15.

Dividends

  Declared and paid dividends of $0.19 per qualifying common share for the applicable record dates in July, August and September 2018; and
  Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.306250 to shareholders of record as of August 1, 2018. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279; Series 17: $0.3125; and Series 19: $0.3125 to shareholders of record on September 15, 2018.

Third Quarter 2018 Conference Call & Webcast

Pembina will host a conference call on Friday, November 2, 2018 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter 2018 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 9, 2018 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 7697531. A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/wcc/r/1652776/3F954F3630A028629E570FDCB6625739 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

UNAUDITED SUPPLEMENTARY INFORMATION

Three Months ending September 30, 2018

Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15.

Pipelines Division

3 Months Ended September 30 (unaudited)	Conventional Pipelines		Transmission Pipelines		Oil Sands Pipelines		Total
($ millions, except where noted)	2018	2017(4)	2018	2017(4)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	320	214	47	23	61	58	428	295
Operating expenses(1)	65	55	11	5	23	21	99	81
Share of profit from equity accounted investees	—	—	65	—	—	—	65	—
Realized loss on commodity-related derivative financial instruments	—	1	—	—	—	—	—	1
Unrealized gain on commodity-related derivative financial instruments	—	(1)	—	—	—	—	—	(1)
Depreciation and amortization included in operations	39	37	9	6	8	5	56	48
Gross profit	216	122	92	12	30	32	338	166
Proportionately Consolidated Financial Overview(2)
Revenue Volumes (mboe/d)(3)	946	715	571	38	1,076	1,087	2,593	1,840
Operating Margin(1)(2)	255	158	176	18	38	37	469	213

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the adoption of IFRS 15.

Facilities Division

3 Months Ended September 30 (unaudited)	Gas Services		NGL Services		Total
($ millions, except where noted)	2018	2017(4)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	136	105	241	125	377	230
Net revenue (2)	134	103	110	88	244	191
Operating expenses(1)	44	32	32	22	76	54
Share of profit from equity accounted investees	16	—	2	—	18	—
Depreciation and amortization included in operations	24	18	13	16	37	34
Gross profit	82	53	67	50	149	103
Proportionately Consolidated Financial Overview(2)
Revenue Volumes (mboe/d)(3)	669	486	203	188	872	674
Operating Margin(1)(2)	141	71	82	72	223	143

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Marketing & New Ventures Division

3 Months Ended September 30
(unaudited)	Marketing		New Ventures(4)		Total
($ millions, except where noted)	2018	2017(3)	2018	2017(3)	2018	2017(3)
Financial Overview
Revenue(1)	1,341	575	—	—	1,341	575
Cost of goods sold(1)	1,239	504	—	—	1,239	504
Net revenue(2)	102	71	—	—	102	71
Share of profit from equity accounted investees	27	—	—	—	27	—
Realized loss on commodity-related derivative financial instruments	29	16	—	—	29	16
Unrealized loss on commodity-related derivative financial instruments	—	45	—	—	—	45
Depreciation and amortization included in operations	9	7	—	—	9	7
Gross profit	91	3	—	—	91	3
Proportionately Consolidated Financial Overview(2)
Total Marketed NGL Volumes (mboe/d)	160	107	—	—	160	107
Operating Margin(1)(2)	111	55	—	—	111	55

(1)	Includes Inter-Divisional transactions. See note 13 to the Interim Financial Statements.
(2)	Refer to "Non-GAAP Measures".
(3)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.
(4)	All New Ventures projects have not yet commenced operations and therefore have no results of operations.

INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

Investments in Equity Accounted Investees include:

Pipelines Division

  50 percent interest in the Alliance Pipeline ("Alliance");
  50 percent convertible preferred interest in the Ruby Pipeline ("Ruby") which entitles Pembina to a US$91 million distribution per year; and
  75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley").

Facilities Division

  46 percent interest (as of September 30, 2018) in Veresen Midstream Limited Partnership ("Veresen Midstream"), which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression; and
  50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation ("Fort Corp").

Marketing & New Ventures Division

  An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada) (combined, "Aux Sable"), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance; and
  50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC").

Share of Profit and Proportionately Consolidated Operating Margin and Adjusted EBITDA

3 Months Ended September 30, 2018 (unaudited) ($ millions, except where noted)	Pipelines Division		Facilities Division	Marketing & New Ventures Division
	Alliance	Ruby	Veresen Midstream	Aux Sable(3)	Other(4)	Total
Total Volumes, net (mboe/d)(1)	139	89	86	37	—	351
Operating Margin(2)	90	50	51	38	4	233
General and administrative	11	2	1	5	—	19
Adjusted EBITDA(2)	79	48	50	33	4	214
Finance costs and other	9	11	13	3	(1)	35
Depreciation and amortization	36	18	21	3	3	81
Share of earnings in excess of equity interest	—	12	—	—	—	12
Share of profit of Investments in Equity Accounted Investees	34	31	16	27	2	110

(1)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Aux Sable volumes include marketed NGL volumes.
(4)	Includes interest in Fort Corp (Facilities Division), Grand Valley (Pipelines Division) and CKPC (Marketing & New Ventures Division).

Distributions by Investments in Equity Accounted Investees to Pembina

3 Months Ended September 30, 2018 (unaudited) ($ millions)
Alliance	68
Ruby	30
Veresen Midstream	31
Aux Sable	38
Other(1)	3
Total Distributions from Investments in Equity Accounted Investees (per Pembina's Consolidated Statement of Cash Flows)	170

(1)	Distributions from Fort Corp. and Grand Valley

Loans and Borrowings Amortization Schedule of Investments in Equity Accounted Investees

(unaudited) ($ millions) (1)	9 Months Ended September 30, 2018(2)	Balance of 2018(3)	2019(3)	2020(3)	2021(3)	2022+(3)	Total(3)

Fixed Maturity
Alliance	32	32	126	65	65	265	553
Ruby(4)	59	38	148	57	28	307	578
Veresen Midstream	10	9	36	36	36	1,022	1,139
Aux Sable	1	1	—	—	—	—	1
Other	1	1	24	2	2	26	55
	103	81	334	160	131	1,620	2,326

Revolving
Alliance	—	—	—	—	111	—	111
Veresen Midstream(4)	—	—	—	—	—	37	37
Other	1	—	13	—	—	—	13
	1	—	13	—	111	37	161

Total	104	81	347	160	242	1,657	2,487

(1)	Balances reflect Pembina's ownership percentage of the reported balance.
(2)	Balances reflect payments that occurred during the nine-month period ended September 30, 2018.
(3)	Balances presented at face value remaining at September 30, 2018.
(4)	Reflects recent changes as described further under "Financing Activity" in the September 30, 2018 MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.  Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without their limitation, the following: Pembina's corporate strategy; expectations about commodity pricing industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2018, and the closing of the acquisition of Veresen on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted EBITDA per common share, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to share of profit from equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees".

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/01/c5069.html

%CIK: 0001546066

For further information: Investor Relations: Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 01-NOV-18